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                                                    Filed by Cell Pathways, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company Cell Pathways, Inc.
                                                   (Commission File No. 0-24889)

      The Agreement and Plan of Merger, dated as of February 7, 2003, by and among Cell Pathways, Inc. ("Cell Pathways"), OSI Pharmaceuticals, Inc. ("OSI"), and CP Merger Corporation, a wholly-owned subsidiary of OSI, pursuant to which OSI will acquire Cell Pathways, was filed by Cell Pathways under cover of Form 8-K today and is incorporated by reference in this filing.

In connection with the proposed merger, OSI will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by OSI and Cell Pathways at the SEC's web site at http://www.sec.gov. In addition, you may obtain such documents from OSI or from Cell Pathways free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000, or from Cell Pathways, Inc., 702 Electronic Drive, Horsham, Pennsylvania 19044, Attention: Investor Relations, telephone: (215) 706-3800.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI's or Cell Pathways' directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus when it becomes available.